December 21, 2004	Jenner & Block LLP	Chicago
	One IBM Plaza	Dallas
	Chicago, IL 60611	Washington, DC
Tel 312-222-9350
www.jenner.com

Edward G. Quinlisk
Tel 312 840-8679
Fax 312 840-8779
equinlisk@jenner.com

VIA EDGAR AND FACSIMILE TO (202) 942-9627

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0306

Attention:	Edward M. Kelly
Nudrat S. Salik

Re:	Viskase Companies, Inc.
Registration Statement on Form S-4
Filed October 27, 2004
File 333-120002

Ladies and Gentlemen:

     On behalf of Viskase Companies, Inc. (“Viskase” or the “Company”), we are responding to your comment letter of November 26, 2004 regarding the above-referenced registration statement.

     Viskase is filing this correspondence via the EDGAR system and simultaneously delivering a copy by facsimile. Copies of this correspondence, the amended registration statement and the supplemental materials referred to in this letter are being separately delivered by overnight courier. Set forth below are the responses of Viskase to the comments in your letter, with the numbers of such responses corresponding to the numbers of your comments.

General

•	Comment 1:	Provide in a letter on the letterhead of Viskase Companies, Inc. or Viskase signed by an officer before the S-4’s effectiveness the statements and representations for the exchange offer specified in our relevant no action letters on Exxon Capital type exchanges.
	Response:	Viskase has supplementally provided the requested letter.

•	Comment 2:	Provide written confirmation that the exchange offer will be open for a full 20 business days. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement, including exhibits 99.1 and 99.2, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 P.M. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

	Response:	Viskase intends to comply with the 20 business day requirement of Rule 14e-1 under the Securities Exchange Act of 1934 by holding the exchange offer open until 5:00 p.m., Eastern time, on the twenty-first business day of the exchange offer.

•	Comment 3:	You cannot use a typeface smaller than the one you use elsewhere for, for example, Additional Information. Please revise.

	Response:	The prospectus was submitted in HTML format, and we believe that certain Web browsers may compress the typeface in certain sections of the document. Viskase intends to typeset the prospectus, which should ensure the proper use of typeface throughout the document.

Prospectus’ Outside Front Cover Page

•	Comment 4:	Remove all information not required to be included on the prospectus’ outside front cover page so that it follows the summary and risk factors sections. For example, refer to the two paragraphs at the bottom of the page.
	Response:	The requested changes have been made.

Table of Contents

•	Comment 5:	Move all information except that required by Item 2 of Form S-4 after “Table of Contents” on pages i and ii so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

	Response:	The section captioned “Industry Data” has been deleted and the section captioned “Forward-Looking Statements” has been moved to the back of the prospectus on pages 134 and 135.

Additional Information, page i

•	Comment 6:	Delete the qualification of the description by reference to documents outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities

Act only where a summary of a particular document is required or where contemplated by the form.

Response:	The fourth sentence under “Additional Information” from page i has been deleted.

Industry Data, page i

•	Comment 7:	Amend this paragraph’s language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

	Response:	The section captioned “Industry Data” has been deleted. In the section captioned “Forward-Looking Statements” on page 134, the third bullet point has been revised and an additional bullet point has been added to reflect that certain market and industry disclosures are forward-looking in nature.

Prospectus Summary, page 1

•	Comment 8:	You cannot qualify in its entirety the disclosure in the Summary; please revise.

	Response:	The third sentence of the first paragraph under “Prospectus Summary” on page 1 has been deleted.

•	Comment 9:	The summary is very detailed and includes information about Viskase and its business that is repeated word for word elsewhere in the prospectus. We note particularly the subsections on Viskase’s competitive strengths and business strategy. The emphasis on those subsections without a discussion of corresponding risks also leaves the summary somewhat unbalanced. Reduce the information in the summary so that it gives a brief and balanced overview of the key aspects of Viskase’s offering and business, eliminating the two subsections mentioned. See Item 503(a) of Regulation S-K.

	Response:	The requested changes have been made.

•	Comment 10:	Disclosure on pages 6, 31, 33, and 124 and in the letter of transmittal gives the impression that Viskase’s affiliates may participate in the exchange offer, but they would have to comply with applicable registration and prospectus delivery requirements. For example, disclosure on page 124 states that if you are an affiliate wishing to exchange outstanding notes for exchange notes, you will be required to represent that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Note that affiliates are ineligible to participate in the exchange offer. Revise to delete this and similar statements throughout the document.

	Response:	The disclosure on pages 4, 29, 32 and 127 and in the letter of transmittal has been revised to delete references to exchanging holders that are affiliates of Viskase. The fourth sentence under “Resales of the Exchange Notes” on page 32 has been revised to clarify that Viskase has not sought no-action relief from the staff with respect to the exchange offer, with similar revisions where appropriate. In addition, the word “not” has been inserted on page 129 where it had been inadvertently omitted.

•	Comment 11:	Revise “U.S. Federal Income Tax Considerations” on page 7 to remove any uncertainty about the exchange offer’s tax treatment. Alternatively, summarize here and describe in detail in the “United States Federal Income Tax Considerations” section the basis for any uncertainty of the United States federal income tax consequences for United States holders of the notes.

	Response:	The disclosure under “U.S. Federal Income Tax Considerations” on page 5 has been revised to remove possible uncertainty about the exchange offer’s tax treatment.

•	Comment 12:	Under “Ranking” on page 8, state the amounts of outstanding debt that rank equally or subordinate to the notes. Disclose also the maximum amounts of additional debt that Viskase may issue that rank equally or subordinate to the notes as of the latest balance sheet data in the prospectus.

	Response:	The disclosure under “Ranking” on page 6 has been revised to include information regarding Viskase’s indebtedness and ability to borrow as of September 30, 2004.

•	Comment 13:	Under “Change of Control Offer” on page 9, revise to disclose if there is a change of control, Viskase may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

	Response:	The section captioned “Change of Control Offer” on page 7 has been revised to add disclosure about the possibility of Viskase’s inability to repurchase the notes.

•	Comment 14:	Provide disclosure under a discrete caption in the “Summary Description of the Notes” subsection that Viskase does not intend to list the notes on any securities exchange or seek approval for quotation through any automated trading system. Further, disclose whether the initial purchaser or any other registered broker dealer intends to make a market in the notes.

Response:	Viskase has added a section entitled “Trading” under “Summary Description of the Notes” on page 8 to disclose that it does not intend to list the exchange notes on any national securities exchange or seek approval for quotation of the exchange notes through any automated trading system. The disclosure also indicates that the initial purchaser has advised Viskase that it intends to make a market in the exchange notes.

Summary Consolidated Historical and Pro Forma Financial Data, page 11

•	Comment 15:	Please tell us how you determined that a pro forma statement of operations for the year ended December 31, 2003 that assumes you emerged from bankruptcy on January 1, 2003 was not necessary. Otherwise, please include one. Please also ensure that this pro forma statement of operations and an interim one for the period ended September 30, 2004 reflect the transactions you discuss in the third paragraph on page 11 and any other material ones. Please ensure that you clearly explain each pro forma adjustment you are giving effect to and show precisely how you computed it for each period presented. Refer to Rules 11-01(a)(8) and (b)(6) of Regulation S-X.

	Response:	The Company respectfully believes that pro forma data assuming emergence as of January 1, 2003 is not necessary because there is sufficient actual results over the past 18 months and other pro forma financial information available to the reader to evaluate the Company’s current financial position and results.

•	Comment 16:	In your pro forma statement of operations, please disclose how you arrived at a pro forma interest expense of $5,564 for the six months ended June 30, 2004 from historical interest expense of $6,338. You should separately present the effect of the original offering of the Notes, the repayment of the capital lease obligations, and the purchase of the 8% Senior Notes. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime+x%) of the new debt.

	Response:	A footnote has been added to page 10 to provide additional detail regarding interest expense. None of the relevant indebtedness has variable rate interest.

•	Comment 17:	In the pro forma statement of operations, please disclose why pro forma adjustment number 7 on page 12 assumes you repurchased all of your 8% Senior Notes given that you have only purchased approximately $55.5 million in the aggregate principal amount. Otherwise, please revise your computations.

	Response:	The pro forma adjustment on page 10 has been revised to reflect the repurchase of $55.5 million principal amount of 8% Senior Notes at a price equal to 90% of the aggregate principal amount thereof.

•	Comment 18:	It does not appear that the net debt amount presented under the heading pro forma data is calculated using pro forma cash and cash equivalents and pro forma debt at June 30, 2004. Please advise.

	Response:	Net debt is defined as total debt less cash and cash equivalents as of September 30, 2004.

Risk Factors, page 13

•	Comment 19:	Some risk factors’ captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fifth, sixth, eighth, tenth, eleventh, thirteenth, fifteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-second, twenty-third, twenty-fourth, twenty-fifth, twenty-sixth, twenty-seventh, twenty-eighth, thirtieth, thirty-first, thirty-second, thirty-third, thirty-fourth, thirty-fifth, thirty-sixth, thirty-seventh, and thirty-eighth factors. State succinctly the risk that flows from the fact or uncertainty.

	Response:	We have revised the vast majority of the captions identified above; in some instances, however, it was not feasible to do so as the potential risk that flows from the fact or uncertainty is amorphous.

•	Comment 20:	Avoid generic conclusions in the risk factor captions and discussions like Viskase’s business, results of operations, financial condition, financial position, cash flows, or liquidity would or could be “materially and adversely affected.” For example, refer to the fifth, fifteenth, and twenty-fourth risk factors. Rather, explain specifically what the risk’s consequences or effects are for Viskase and its securityholders.

	Response:	We have revised the captions.

•	Comment 21:	The actual risks you are trying to convey do not stand out from the extensive detail that you provide in some risk factors. For example, refer to the fifth, tenth, eleventh, and thirty-fifth risk factors. Revise so that you are stating the risk in at least the second or third sentence. Provide just enough detail to place the risk in context.

	Response:	We have revised fifth, tenth and eleventh risk factors to state the risk earlier and to eliminate any extraneous detail not necessary to place the risk in context. The eleventh and thirty-fifth risk factors, dealing with bankruptcy laws and compliance with environmental regulations, respectively, require additional detail to properly frame the potential risk, and as a result, have undergone only minimal revisions.

•	Comment 22:	Some risk factors contain multiple bullet points. For example, refer to the second, fifth, eleventh, fifteenth, and thirty-second risk factors. Revise to eliminate generic or vague bullet points and to include only the most significant bullet points.

	Response:	The second, fifth, eleventh, fifteenth, and thirty-second risk factors have been revised to avoid generic or vague bullet points.

•	Comment 23:	Some risk factors include language like “we cannot assure,” “there can be no assurance,” “we can offer no assurances,” “we make no assurances,” and “we can provide no assurances.” For example, refer to the fifth, tenth, eleventh, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, twenty-second, thirty-fifth, thirty-sixth, thirty-seventh, and thirty-eighth risk factors. Since the risk is the situation described and not Viskase’s inability to assure, revise.
	Response:	We have revised the risk factors accordingly.

•	Comment 24:	Please delete the first risk factor. It is coercive and does not describe a risk of participating in the transaction.

	Response:	Viskase respectfully disagrees with this comment. Viskase anticipates that most of the noteholders will participate in the exchange offer in order to receive registered notes. As a result, there is likely to be a relatively small amount of old notes outstanding after completion of the exchange offer. We believe that in future market transactions the registered exchange notes will be more attractive to potential holders in comparison with unregistered old notes, and that the trading characteristics of the old notes could be adversely affected as a result. Viskase believes that this is a factual matter with respect to which the noteholders should be made aware. Since, the outstanding notes and the exchange notes represent the same obligation to Viskase, Viskase will not treat holders differently as a result of their failure to exchange their old notes and Viskase is making the exchange offer pursuant to contractual requirements and is indifferent as to whether or not holders participate in the exchange offer, we do not believe that the risk factor is coercive. Accordingly, the risk factor has not been deleted.
•	Comment 25:	Please delete the first risk factor on page 14 for the same reasons.

	Response:	While we do not believe that the risk factor was coercive, we have chosen to delete the risk factor as it amounts to nothing more than a statement of fact.

•	Comment 26:	You disclose on page 18 that capital stock securing the Notes will automatically be released from collateral if separate financial statements are required to be filed for any of your subsidiaries. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the secured class of securities. Please also disclose this information as of each balance sheet date, including interim ones, subsequent to the original issuance of the Notes. Please continue disclosing this information in both a footnote to your financial statements and in the forepart of the document in your ongoing filings under the Exchange Act.

	Response:	The disclosure on page 16 has been revised, and Viskase intends to disclose such information in future periods in the manner requested.

•	Comment 27:	Please supplementally provide us with the computations you performed in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X.

	Response:	The computations have been supplementally provided.

•	Comment 28:	Please delete the first risk factor on page 20 since it is not a risk to noteholders.

	Response:	The first risk factor from page 20 has been deleted.

The Exchange Offer, page 28

•	Comment 29:	Identify the notes’ initial purchaser in this section’s first paragraph.

	Response:	The initial purchaser has been identified as Jefferies & Company, Inc.

•	Comment 30:	Revise the third paragraph’s last sentence under “Terms of the Exchange Offer” to clarify that any outstanding notes not accepted for exchange will be returned to the tendering holder “promptly” after the exchange offer’s expiration or termination. Revise similarly the last sentence on page 30 and the first and fourth paragraphs under subsection 2 of “Instructions” in exhibit 99.1.
	Response:	The prospectus has been revised to insert the word “promptly” in the sections captioned “Terms of the Exchange Offer” on page 27 and “Procedures for Tendering” on page 29. Subsection 2 of “Instructions” in exhibit 99.1 has been similarly revised.

•	Comment 31:	Refer to the second full paragraph on page 29. Provide written confirmation that Viskase will disclose the approximate number of notes tendered to date with its public announcement of an extension as required by Rule 14e-1(d).

	Response:	Viskase will disclose the approximate number of notes tendered to date with any public announcement of an extension.

•	Comment 32:	Disclosure in the last paragraph on page 30 states “The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes.” Revise here and in the second paragraph under “Conditions to the Exchange Offer” on page 33 and under subsection 6 of “Instructions” in exhibit 99.1 to indicate that if Viskase waives any condition of the exchange offer, Viskase will waive the condition to all holders.

	Response:	The first paragraph on page 29, the first full paragraph on page 32 and subsection 6 of “Instructions” in exhibit 99.1 have been revised to indicate that if Viskase waives any condition of the exchange offer, Viskase will waive the condition with respect to all holders.

•	Comment 33:	It is unclear why you have included conditions of tender as conditions of the exchange offer in the second bullet point under “Conditions to the Exchange Offer” on page 33. It appears that you should delete the second bullet point or revise it to clarify what events might trigger the condition. Also, we note from the last sentence of this subsection that you may waive these conditions. Tell us why you believe that it would be appropriate for you to waive the conditions of tender such as the condition that no tendering noteholder is an affiliate.

	Response:	The second bullet point under “Conditions to the Exchange Offer” is intended to mean that if no outstanding notes are tendered, there will be no obligation to complete the exchange offer. Viskase does not intend to waive the condition that exchanging holders not be affiliates.

•	Comment 34:	The bidder may not condition the offer on factors within its control. Thus, you should delete the third bullet point under “Conditions to the Exchange Offer” on page 33.

	Response:	The third bullet point under “Conditions to the Exchange Offer” on page 32 has been revised to insert the words “in the event no Outstanding Notes are tendered.”

•	Comment 35:	Revise “Conditions to the Exchange Offer” on page 33 to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary government approvals must be satisfied or waived before the exchange offer’s expiration and that Viskase may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer’s expiration.

	Response:	The disclosure under “Conditions to the Exchange Offer” on page 32 has been revised to add detail regarding the timing considerations that relate to the exchange offer’s conditions.

•	Comment 36:	We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, we suggest that you revise the second paragraph under “Conditions to the Exchange Offer” on page 33 to clarify that Viskase will make its determination whether a condition has been fulfilled in its “reasonable discretion” or “reasonable judgment.”

	Response:	The disclosure under “Conditions to the Exchange Offer” on page 32 has been revised to change the word “sole” to “reasonable.”

•	Comment 37:	Refer to the second paragraph under “Conditions to the Exchange Offer” on page 33. Disclosure indicates that Viskase’s failure at any time to exercise any of the specified rights “will not be deemed a waiver of any right.” Viskase may not waive implicitly an offer condition by failing to assert it. If Viskase decides to waive a condition, Viskase must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Revise here and under subsection 6 of “Instructions” in exhibit 99.1.

Response:	The disclosure under “Conditions to the Exchange Offer” on page 32 and under subsection 6 of “Instructions” in exhibit 99.1 have been revised to indicate that Viskase will announce any waiver in a manner reasonably calculated to inform the holders of the outstanding notes of the waiver.

Selected Consolidated Historical Financial Data, page 37

•	Comment 38:	Please show us how you determined you did not have to present a pro forma ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K, or please provide the required disclosures.

	Response:	Viskase will supplementally provide calculations showing that the change in the ratio of earning to fixed charges is less than ten percent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

•	Comment 39:	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the increase in sales for the six months ended June 30, 2004 was due to stronger volumes in the small diameter cellulosic casings market in the U.S. domestic and export markets, stronger volumes in the fibrous casing market in the U.S. offset by the selling prices in the U.S., and the benefit of the strengthened Euro against the U.S. dollar. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

	Response:	The disclosure has been revised to provide additional detail on sales, depreciation and interest expense.

Results of Operations — Second Quarter 2004 — Debt Extinguishment, page 42

•	Comment 40:	The loss on debt extinguishment consists of the losses on the early retirement of $55.5 million of the 8% Senior Notes at a discount and of the early termination of your capital lease with GECC. Given the guidance of FIN No. 26, tell us how you determined it was appropriate to record a loss related to the early termination of your capital lease with GECC. In addition, tell us how you accounted for the amendments to the GECC capital lease agreements upon emergence from bankruptcy and in April 2004.

	Response:	The April 3, 2003 valuation of the GECC lease was established using the $9,500,000 negotiated repurchase amount. The lease was renegotiated in April 2004, at which point the Company recorded

$9,500,000 increase in the capital lease obligation and a $9,500,000 increase in the equipment account. In addition, the Company evaluated the recoverability of this long-term asset; no adjustment to carrying value was required. The loss on the GECC lease obligation resulting from the difference in carrying value and purchase price at the time of the early termination was zero. The loss on the GECC early termination resulted from the write-off of deferred financing fees and prepaid interest.

Comparison of Results of Operations for Fiscal Years Ended December 31, 2001, 2002, and 2003, page 44

2003 Versus 2002, page 45

•	Comment 41:	Please tell us why you believe it is appropriate to present and discuss the combined results of the predecessor and reorganized entity for the year ended December 31, 2003.
	Response:	The Company believes it is appropriate to present and discuss the combined results of the predecessor and reorganized entity for the year ended December 31, 2003 because with the exception of depreciation, interest expense and gain on early extinguishment of debt, all of which are adequately discussed, the restructuring had an immaterial effect on the Company’s results of operations.

•	Comment 42:	Please discuss with quantification in your MD&A the differences between periods in each line item that results from the bankruptcy, such as the elimination of various liabilities, changes in the basis of your net assets, and other related items. Your discussion should be quite detailed as to the types of additional expenses, including the related amounts, that were present in each line item during each period presented prior to your emergence from bankruptcy. This will help readers in better understanding the fundamental differences in your cost structure before and after your emergence from bankruptcy. You should also quantify the extent to which any other business reasons further contributed to a change in each line item between periods being discussed. Please similarly revise your 2002 versus 2001 discussions and your interim period discussions as well.

	Response:	The disclosure has been revised to provide additional detail on depreciation and interest expense, which were the principal expense categories affected by the Company’s emergence from bankruptcy.

2002 Versus 2001, page 46

•	Comment 43:	In your discussion of operating income, you refer to an “Adjusted Operating Income (Loss) as defined in the table above.” It does not appear that there is an amount described as Adjusted Operating Income (Loss) in any tables. We remind you that the presentation of operating income adjusted for amounts which are included in operating income as calculated in accordance with GAAP and presented on your statements of operations would constitute a non-GAAP financial measure. Correspondingly, you would need to provide the additional disclosures required by Item 10(e) of Regulation S-K. Please advise.

	Response:	The sentence containing the non-GAAP financial measure has been deleted.

Liquidity and Capital Resources, page 47

•	Comment 44:	State what the limits of all material financial ratios and tests are under Viskase’s outstanding debt instruments. Further, indicate whether Viskase is in compliance with the ratios and tests.

	Response:	The disclosure on page 48 has been revised to provide the requested information.

•	Comment 45:	Discuss Viskase’s liquidity on a long term and a short term basis. See Item 303(a) of Regulation S-K and instruction 5 to Item 303(a). We note the disclosure under “Liquidity” on page F-14.

	Response:	We have revised the disclosure by including a section captioned “Liquidity” on page 53.

Critical Accounting Policies, page 51

General

•	Comment 46:	Please expand your discussion of critical accounting policies to address the following:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

Response:	The Company has reviewed its critical accounting policies and has supplemented its disclosures on page 51 and page F-9 related to (i) allowance for obsolete and slow moving inventory and (ii) pension plans. The Company has also revised the disclosure on page 51 to disclose the absence of trends affecting critical accounting policies and changes to accounting estimates.

Contractual Obligations Related to Debt, Leases and Related Risk Disclosure, page 53

•	Comment 47:	Please provide a table of contractual obligations as of December 31, 2003. In addition to the types of items specifically mentioned in Item 303(a)(5) of Regulation S-K, please also include the following:

(a)	Estimated interest payments on your debt;

(b)	Estimated payments under interest rate swap agreements; and
(c)	Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. In addition, disclose any material changes to the contractual obligations during the subsequent interim period. Refer to Instruction 7 to Item 303(b) of Regulation S-K.

Response:	A table of contractual obligations as of December 31, 2003 has been provided on page 53. There are no interest rate swap agreements.

Business

International Operations, page 57

•	Comment 48:	Please also provide financial information for the period from April 3, 2003 through June 30, 2003.

Response:	The financial information presented on page 59 has been revised to disclose the relevant information for the period from April 3, 2003 through December 31, 2003. The Company believes that this information is useful by providing easily understandable disclosure for the full year 2003 period.

Trademarks and Patents, page 60

•	Comment 49:	State the duration or term of all material patents. See Item 101(c)(iv) of Regulation S-K.

	Response:	While the Company believes its market leadership is derived, in part, from its patent portfolio, there is no single material patent or group of material patents. The disclosure on page 62 has been revised accordingly.

Certain Relationships and Related Transactions, page 71

•	Comment 50:	State whether Viskase believes that each transaction described in this section’s second and third paragraphs is on terms at least as favorable to Viskase as those Viskase would expect to negotiate with an unaffiliated party.

	Response:	The disclosure in the second and third paragraphs under “Certain Relationships and Related Transactions” on page 73 has been revised to reflect Viskase’s belief that, with respect to each transaction, the terms were at least as favorable as those Viskase would expect to negotiate with an unaffiliated party.

Use of Proceeds, page 72

•	Comment 51:	Please include information similar to that required by Item 504 of Regulation S-K for the Outstanding Notes.

	Response:	The disclosure under “Use of Proceeds” on page 74 has been revised to add detail on the use of proceeds from the issuance of the outstanding notes.

Description of Certain Indebtedness, page 73

•	Comment 52:	Delete in this section’s first paragraph the qualification of the description by reference to documents outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form.

	Response:	The first sentence under “Description of Certain Indebtedness” on page 75 has been revised to remove the qualification by reference to the underlying documents.

•	Comment 53:	Describe in detail the revolving credit facility’s covenants. Alternatively, cross reference to disclosure in MD&A.

	Response:	A sentence has been added to the fourth paragraph under “Revolving Credit Facility” on page 75 to cross reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of the revolving credit facility’s covenants.

Description of the Notes, page 75

•	Comment 54:	Revise language in this section’s fifth paragraph that can be read to imply that investors do not have rights under the United States federal securities laws about the notes’ description in the prospectus.

	Response:	The second sentence in the fifth paragraph from page 75 has been deleted.

•	Comment 55:	Refer to “Certain Covenants — Merger, Consolidation and Sale of Assets” on page 91. Quantify the words “substantially all” as used here and elsewhere for Viskase’s assets. Alternatively, provide disclosure of the words’ established meaning under applicable state law. If an established meaning is unavailable, provide disclosures of the consequences or effects of the uncertainty on noteholders’ ability to determine whether a sale of substantially all of Viskase’s assets has occurred.

	Response:	The last paragraph on page 94 has been revised to add disclosure with respect to uncertainty regarding the interpretation of “substantially all” when used in reference to a sale of Viskase’s assets.

•	Comment 56:	Refer to the first full paragraph on page 100. Disclosure states that investors waive and release all liability for any obligations of Viskase or the guarantors under the notes against any past, present, or future director, officer, employee, incorporator, or stockholder of Viskase or a guarantor. Clarify that this waiver does not affect liabilities of any party under the United States federal securities laws.

	Response:	The penultimate paragraph under “Events of Default” on page 103 has been revised to insert the word “payment” before the word “obligations” in the second line.

•	Comment 57:	Refer to “Certain Definitions” on page 104. This subsection defines some terms whose meanings are readily understood or are apparent from the context. Revise this subsection to eliminate unnecessarily defined terms. Examples include terms like “Bankruptcy Code,” “Board of Directors,” “Common Stock,” “Exchange Act,” “GAAP,” “Holder,” “Issue Date,” “Person,” and “Securities Act.”

	Response:	Viskase respectfully disagrees with this comment. Viskase believes that while many of the terms have meanings that are readily understood, many of the terms are defined pursuant to the definitive agreement with a high degree of specificity and that the defined terms should be used in order to ensure a thorough understanding of the terms of the notes. Accordingly, the defined terms have not been revised.

•	Comment 58:	Refer to the paragraph on page 126. Delete the language qualifying the registration rights agreement’s description. Since you are not required by the form to describe the agreement, you may not qualify your description of the agreement.
	Response:	The last sentence under “Exchange Offer; Registration Rights” on page 129 has been revised to delete the qualification language.

United States Federal Income Tax Considerations, page 127

•	Comment 59:	Delete the word “certain” in this section’s first sentence. Further, revise the sentence to clarify that the discussion includes a summary of the material United States federal income tax consequences.

	Response:	The first sentence in the section “United States Federal Income Tax Considerations” on page 130 has been revised as requested.

•	Comment 60:	Remove the statement that “This discussion is for general information only” in this section’s second paragraph. This statement may imply that investors cannot rely on the disclosure.

	Response:	The first sentence of the second paragraph under “United States Federal Income Tax Consequences on page 130 has been revised to delete this phrase.

Legal Matters, page 130

•	Comment 61:	Rather than referring to “Certain legal matters,” clarify that counsel will opine on the enforceability of Viskase’s obligations under the notes.

	Response:	The disclosure under “Legal Matters” on page 133 has been revised to clarify that counsel will pass on the enforceability of the exchange notes.

Experts, page 130

•	Comment 62:	Please address your reliance on Grant Thornton’s report and identify Grant Thornton as being experts in auditing and accounting.

	Response:	The requested revision has been made.

Consolidated Financial Statements

General

•	Comment 63:	Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

	Response:	We have included the September 30, 2004 interim financial statements.

Report of Independent Registered Public Accounting Firm — Grant Thornton LLP, page F-2

•	Comment 64:	Please make arrangements with Grant Thornton to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

	Response:	The report has been revised in the manner requested.

Note 1. Summary of Significant Accounting Policies, page F-8

General

•	Comment 65:	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead of a line item, such as selling, general and administrative expenses.

Response:	The “Cost of sales” disclosure was included within the Revenue Recognition policies in Note 1. The Company revised the disclosure to be more expansive. The Company includes all costs of distribution as a component of “Cost of sales.” The revised disclosure is shown in the Company’s response to Comment 66.

Revenue Recognition, page F-10

•	Comment 66:	You state that generally revenues are recognized at the time the products are shipped to customers. Expand your disclosure to state what you mean by “generally.” Please also disclose in your revenue recognition policy whether your shipping terms are FOB shipping point or FOB destination. Even if your shipping terms are FOB shipping point, revenue recognition may not be appropriate if your agreements have customer acceptance provisions or you have a history of replacing goods lost in transit. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b. For those sales that you do not record at the time of shipment, state when you record these sales.

	Response:	The Company revised the disclosure under “Revenue Recognition” on page 51 and page F-10 as follows. “Substantially all of the Company’s revenues are recognized at the time products are shipped to the customer under F.O.B. Shipping Point terms or under F.O.B. Shipping Port terms. Revenues are net of any discounts, rebates and allowances. The Company records all related labor, raw materials, in-bound freight, plant receiving and purchasing, warehousing, handling and distribution costs as a component of cost of goods sold.”

Futures Contracts, page F-10

•	Comment 67:	As noted on page 54, please tell us how you considered the guidance in paragraph 18.a. of SFAS 133 in reaching the conclusion that gains on the change in fair value of futures contracts are not recorded in other income, whereas losses are recognized. Please disclose your accounting policy in a footnote, along with the amounts of gains and losses recorded in each period presented.

Response:	The Company does not designate its gas future contracts as a hedging instrument. Losses are recognized when incurred, and gains are deferred until the contract is closed. The deferral of gain is conservative and the effect is de minimis based upon the immateriality of gains, small number of contracts and short duration of period (normally three to six months). The deferral of a gain at December 31, 2003 was only $41,000. Accordingly, the section captioned “Futures Contracts” from page F-10 has been deleted as contracts and dollar amounts involved are and have been immaterial.

Note 3. Fresh-Start Accounting, page F-14

•	Comment 68:	The reorganization value was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected cash flow information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to yours, and other applicable ratios and valuation techniques believed to be representative of your business and industry. Though your reorganization value was based on consideration of many factors and various valuation methods, it is not clear which method was ultimately used and how you specifically arrived at your reorganization value. Please expand your disclosure to clarify your reorganization value as well as how you arrived at this reorganization value including a discussion of your significant assumptions. Refer to paragraph 39 of SOP 90-7.

	Response:	The disclosure under “Fresh-Start Accounting” on page F-15 has been revised to reflect that the reorganization value of the Company was based upon the compilation of many factors and various valuation methods, including: (i) discounted cash flow analysis using five-year projected financial information applying discount rates between 16% and 18% and terminal cash flow multiples of 5.0X to 6.0X based upon review of selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to that of the Company; and (ii) other applicable ratios and valuation techniques believed by the Company and its financial advisors to be representative of the Company’s business and industry.

•	Comment 69:	Please disclose how you determined you qualified for fresh-start reporting based on paragraph 36 of SOP 90-7 which should include a breakdown of your total postpetition liabilities, allowed claims, and reorganization value. Refer to paragraphs 36 and B-1 of SOP 90-7.

	Response:	Fresh-start accounting applied because the reorganized value of the Company’s assets immediately before emergence from bankruptcy was less than all post-petition liabilities, and the Company’s pre-petition stockholders received less than 50% of the voting shares upon emergence from bankruptcy. Disclosure to this effect has been added to Note 3 on page F-15 and Note 2 on page F-51. Additionally, the breakdown of the postpetition liabilities and reorganization value have been included.

•	Comment 70:	Please disclose what the general liability due to emergence for $3,150,000 consists of. Given the guidance of paragraph 14 of SFAS 5, also tell us how you determined it was appropriate to record this accrual.

	Response:	We have revised the disclosure on page F-20 to reflect that the liability consisted of severance obligations to the former chief executive officer and president of the Company resulting from a change of control upon emergence from bankruptcy and recognition of reserves for legal services related to specific loss contingencies.

Note 8. Accrued Liabilities Not Subject to Compromise, page F-18

•	Comment 71:	Please tell us the nature of the amounts included as “Accrued volume and sales discounts.” Please also tell us what the other side of this journal entry is.

	Response:	The Company has changed the title of the account to “Accrued volume and sales rebates.” These accrued volume and sales rebates represent the amounts due for periodic rebate obligations to the Company’s customers. The debit side of the entry is recorded as a reduction of sales, and results in net sales.

Note 10. Operating Leases, page F-22

•	Comment 72:	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Response:	The Company’s minimum lease obligations in any period are fixed and specified in the lease. The Company doesn’t have any leases that are indexed, have rent free periods, require capital improvement funding or include lease concessions. The contractual payments per lease are expensed in the respective period. The future minimum operating lease payments are aggregated and disclosed by respective period.

Note 11. Retirement Plans, page F-22

•	Comment 73:	Please tell us what benchmark(s) you use to determine the discount rates used for your pension benefits and your other benefits. Please tell us how you determined the benchmark rate you are using is appropriate under SFAS 132. Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

	Response:	A discussion of the benchmark rate has been added to Note 1 on page F-9 and Note 11 on page F-26.

•	Comment 74:	Please tell us where you have included the disclosures required by paragraphs 5 and 9 of SFAS 132®, or revise your footnotes to include them.

	Response:	The Company has included the disclosures required by Paragraph 5 of SFAS 132® within the Pension Benefits and Other benefits disclosures in Footnote 11 beginning on page F-26. The Company has included additional disclosure of the one-time recognition of unrecognized gains and losses within the footnote.

The disclosure required by Paragraph 9 of SFAS 132® is included under “Savings Plans” on page F-30.

Note 15. Contingencies, page F-29

•	Comment 75:	We assume that you are an agent in the sales tax collection process in Quebec, Canada. If our understanding is incorrect, please let us know. Typically, sales tax is collected from the customer at the same time the customer pays for the merchandise or service rendered. Due to the passage of time, collection of the sales tax directly from the customer may not be probable. Thus, recording sales tax receivables from your customers may not be an option. Please tell us whether this is the case or not. Please also tell us how you determined no liability needed to be recorded related to the sales taxes you failed to collect and remit. Please explain to us, if true, why you continue to believe that no sales tax was ever required to be collected and why you have not reflected these amounts in your balance sheet. Please refer to SFAS 5 in explaining your position. Please also address what your payment responsibilities are under state law in the event you fail to perform your duties as an agent in the collection process.

Response:	Viskase Canada Inc. is an Agent for the collection of Quebec sales tax. The Company has provided for a reserve of $0.3 million for interest and penalties, if any, but has not provided for a reserve for the underlying sales tax. This amount is based on our ongoing negotiations and is consistent with SFAS 5 in that the Company has determined a range of loss and has recorded the minimum amount of the range because there is no better estimate. Although the ultimate liability for the Quebec sales tax lies with the customers of Viskase Canada during the relevant period, Viskase Canada could be required to pay the amount of the underlying sales tax prior to receiving reimbursement for such tax from its customers, and there is no guarantee that customers will fully reimburse Viskase Canada for such tax; however, the Company believes that the consolidated financial statements provide adequate provision for the Quebec sales tax situation. The Company has revised Footnote 15 on page F-36 and Footnote 6 on page F-62 to provide additional detail.

Note 16. Capital Stock and Paid-In Capital, page F-30

•	Comment 76:	Disclose how you determined the fair value of the restricted stock you granted during the year ended December 31, 2003 to arrive at the amount of compensation expense to be recorded.

	Response:	We have revised the disclosure on page F-37 to reflect that the value of the restricted stock was calculated based upon the fair market value of the Company’s common stock upon emergence from bankruptcy using a multiple of cash flow calculation to determine enterprise value and the related equity value.

•	Comment 77:	Your employment agreement with Robert L. Weisman on page 66 says he will receive 500,000 stock options at an exercise price of $2.40 per share. Please disclose in your financial statements the issuance of these options and their terms, along with the amount of compensation expense recorded. Please tell us how you accounted for them. In addition, please provide similar disclosures for each of your other issuances of options and warrants, if any.

Response:	Mr. Weisman’s date of hire was October 4, 2004, and as such the issuance of the 500,000 stock options occurred subsequent to the September 30, 2004 financial statement date. The compensation expense will be recorded in the fourth quarter of 2004 and will be valued using Black-Scholes.

Note 17. Earnings Per Share, page F-31

•	Comment 78:	Please disclose how you are treating the restricted shares you discuss in Note 16 in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

	Response:	We have revised the disclosure on page F-38 to reflect that the 330,070 issued shares of restricted stock are included in the weighted-average shares outstanding for basic earnings per share.

•	Comment 79:	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

	Response:	We have revised the disclosure on page F-38 to provide additional information on antidilutive securities.

Note 22. Business Segment Information, page F-32

•	Comment 80:	Please disclose the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131. This may be accomplished by dividing up the North America portion of your geographic region information, on page F-33 into US and other parts of North America.
	Response:	The disclosure on page F-41 has been revised.

Unaudited Financial Statements

General

•	Comment 81:	Please address the comments above in your interim financial statements as well.

	Response:	Corresponding changes have been made, as applicable, in the interim financial statements.

•	Comment 82:	Please include the segment disclosures required by paragraph 33 of SFAS 131.

	Response:	The interim financial statements contain a new Footnote 13 on page F-66 containing this information.

Exhibit 5.1

•	Comment 83:	Provide written confirmation as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

	Response:	Counsel has supplementally provided the requested letter.

•	Comment 84:	Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the indenture, that is, New York. Revise.

	Response:	The opinion has been revised to include New York law.

Exhibits 10.1, 10.2, 10.3, 10.4, 10.6, 10.7, 10.9, 10.14, 10.15, 10.16, 10.17, and 10.18

•	Comment 85:	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Viskase did not file all of the exhibits’ attachments, revise or advise.

	Response:	We will either file the requisite exhibits, schedules, etc. in a subsequent amendment or submit a request for confidential treatment.

Exhibit 21.1

•	Comment 86:	List the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

	Response:	The state or other jurisdiction of incorporation of each subsidiary has been added to Exhibit 21.1.

Exhibit 23.2

•	Comment 87:	Please make arrangements with Grant Thornton to have them assure that the report date referred to in their consent is the same as their actual report date.

	Response:	The report date on the Grant Thornton consent has been corrected.

Exhibit 99.1

•	Comment 88:	Refer to the second paragraph’s last sentence under “Ladies and Gentlemen.” While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require a representation that they have read and agree to the terms of the exchange offer because this may suggest to investors that they have waived rights under the United States federal securities laws. Delete.

	Response:	The last sentence of the second paragraph under “Ladies and Gentlemen” in exhibit 99.1 has been deleted.

     Please call the undersigned at (312) 840-8679 or Thomas A. Monson at (312) 840-8611 regarding any questions or comments you may have.

Sincerely,

/s/ Edward G. Quinlisk

Edward G. Quinlisk

cc:	Gordon S. Donovan
Thomas A. Monson